# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inhibikase Therapeutics, Inc., CIK 0001750149
CUSIP: 45719W205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3350 Riverwood Parkway SE, Suite 1900, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-109611
Filed by CIK 0001802528

## Reporting persons
- Fairmount Funds Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,018,575; sole dispositive power 0; shared dispositive power 7,018,575; aggregate amount beneficially owned 7,018,575 (9.9% of the class)
  Comment: The shares reported herein for the Reporting Person represent (i) 6,125,000 shares of the Issuer's Common Stock held by Fairmount Healthcare Fund II LP ("Fund II") and (ii) 893,575 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of pre-funded warrants ("Pre-Funded Warrants"). The Pre-Funded Warrants are exercisable for a total of 4,460,000 shares. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Limitation") which precludes exercise of the Pre-Funded Warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.
  
  The number of shares outstanding for purposes of this percentage calculation assumes 69,362,439 shares of the Issuer's Common Stock outstanding as of December 31, 2024, as disclosed in the Form S-3 filed by the Issuer with the Securities and Exchange Commission on January 10, 2025. plus (ii) 893,575 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, as constrained by the Beneficial Ownership Limitation.
- Fairmount Healthcare Fund II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,018,575; sole dispositive power 0; shared dispositive power 7,018,575; aggregate amount beneficially owned 7,018,575 (9.9% of the class)
  Comment: The shares reported herein for the Reporting Person represent (i) 6,125,000 directly owned shares of the Issuer's Common Stock and (ii) 893,575 shares of the Issuer's Common Stock the Reporting Person has the right to acquire through the exercise of the Pre-Funded Warrants. The Pre-Funded Warrants are exercisable for a total of 4,460,000 shares. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Limitation") which precludes exercise of the Pre-Funded Warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.
  
  The number of shares outstanding for purposes of this percentage calculation assumes 69,362,439 shares of the Issuer's Common Stock outstanding as of December 31, 2024, as disclosed in the Form S-3 filed by the Issuer with the Securities and Exchange Commission on January 10, 2025. plus (ii) 893,575 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, as constrained by the Beneficial Ownership Limitation.
- Peter Harwin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,018,575; sole dispositive power 0; shared dispositive power 7,018,575; aggregate amount beneficially owned 7,018,575 (9.9% of the class)
  Comment: The shares reported herein for the Reporting Person represent (i) 6,125,000 shares of the Issuer's Common Stock held by Fund II and (ii) 893,575 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of pre-funded warrants ("Pre-Funded Warrants"). The Pre-Funded Warrants are exercisable for a total of 4,460,000 shares. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Limitation") which precludes exercise of the Pre-Funded Warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.
  
  The number of shares outstanding for purposes of this percentage calculation assumes 69,362,439 shares of the Issuer's Common Stock outstanding as of December 31, 2024, as disclosed in the Form S-3 filed by the Issuer with the Securities and Exchange Commission on January 10, 2025. plus (ii) 893,575 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, as constrained by the Beneficial Ownership Limitation.
- Tomas Kiselak: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Slovakia (2B); sole voting power 0; shared voting power 7,018,575; sole dispositive power 0; shared dispositive power 7,018,575; aggregate amount beneficially owned 7,018,575 (9.9% of the class)
  Comment: The shares reported herein for the Reporting Person represent (i) 6,125,000 shares of the Issuer's Common Stock held by Fund II and (ii) 893,575 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of pre-funded warrants ("Pre-Funded Warrants"). The Pre-Funded Warrants are exercisable for a total of 4,460,000 shares. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Limitation") which precludes exercise of the Pre-Funded Warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.
  
  The number of shares outstanding for purposes of this percentage calculation assumes 69,362,439 shares of the Issuer's Common Stock outstanding as of December 31, 2024, as disclosed in the Form S-3 filed by the Issuer with the Securities and Exchange Commission on January 10, 2025. plus (ii) 893,575 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, as constrained by the Beneficial Ownership Limitation.

## Item 1. Issuer
Name of issuer: Inhibikase Therapeutics, Inc.
Address of issuer's principal executive offices: 3350 Riverwood Parkway SE, Suite 1900 Atlanta, GA, 30339

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 to Schedule 13G amends and restates the statements on Schedule 13G originally filed on October 17, 2024.

This joint statement on Schedule 13G (this "Statement") is being filed by Fairmount Funds Management LLC ("Fairmount"), Fairmount Healthcare Fund II L.P. ("Fund II"), Peter Harwin, and Tomas Kiselak. Fairmount, Fund II, Mr. Harwin, and Mr. Kiselak are collectively referred to herein as the "Reporting Persons."

The Common Stock reported herein includes Common Stock beneficially owned directly by Fund II. Fairmount Healthcare Fund II GP LLC is the general partner of Fund II. The controlling persons of Fairmount are Mr. Harwin and Mr. Kiselak. Fairmount serves as investment adviser for Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Issuer held by Fund II. Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's portfolio, including the shares of the Issuer's Common Stock reported herein. Because Fund II has divested voting and investment power over the reported securities and cannot revoke such delegation on less than 61 days' notice, Fund II disclaims beneficial ownership of the securities for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managing members of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Fairmount. Fairmount, Mr. Harwin, and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that any of Fairmount, Mr. Harwin, or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Address of principal business office or, if none, residence: c/o Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Citizenship: Fairmount is a Delaware limited liability company. Fund II is a Delaware limited partnership. Mr. Harwin is a United States citizen. Mr. Kiselak is a Slovak Republic citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Fund II holds (i) 6,125,000 shares of Common Stock and (ii) 4,460,000 Pre-Funded Warrants. The terms of the Pre-Funded Warrants provide that no holder of Pre-Funded Warrants shall be entitled to exercise any portion of the Pre-Funded Warrants held by such holder, if, upon giving effect to such exercise, the holder (together with its affiliates and attribution parties) would beneficially own more than 9.99% of the Common Stock outstanding immediately after giving effect to the exercise. Fund II also holds 5,290,872 Series A-1 Warrants to purchase Common Stock, or in lieu thereof, Pre-Funded Warrants (the "A-1 Warrants") and 9,729,523 Series B-1 Warrants to purchase Common Stock, or in lieu thereof, Pre-Funded Warrants (the "B-1 Warrants"). However, because the A-1 Warrants and B-1 Warrants are not exercisable within 60 days of the date of this filing and such date is not determinable at this time, the Reporting Persons disclaim beneficial ownership of these securities until such time as they have the right to acquire them within 60 days.

Each A-1 Warrant has an exercise price of $1.37 per share, is exercisable on the earlier of (a) the 75th calendar day following the initial filing date of the registration statement covering the resale of the shares of Common Stock underlying the A-1 Warrants and B-1 Warrants (the "Warrant Initial Registration Statement") if the Securities and Exchange Commission ("SEC") notifies the Issuer that it will "review" the Warrant Initial Registration Statement and (b) the fifth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the Warrant Initial Registration Statement will not be "reviewed" or (even if previously subject to review pursuant to clause (a) of this sentence) will not be subject to further review (the "Initial Exercise Date"), and will expire at 5:00 p.m. (New York City time) on the 30th day following the later of (A) the Issuer's public announcement (including by filing with the SEC a Current Report on Form 8-K) announcing the Phase 2b 12 week safety readout for IkT-001Pro with respect to pulmonary arterial hypertension and (B) the Issuer both obtaining the approval of the stockholders of the Issuer at a meeting of the Issuer's stockholders of an amendment to the Certificate of Incorporation of the Issuer to increase the number of authorized shares of Common Stock to a number of shares of Common Stock sufficient to allow for the full exercise of the warrants (the "Stockholder Approval") and filing an amendment to the Issuer's Certificate of Incorporation with the Secretary of State of the State of Delaware evidencing such Stockholder Approval (the "Expiration Date"). Each B-1 Warrant has an exercise price of $1.49 per share, is exercisable on the Initial Exercise Date, and will expire at 5:00 p.m. (New York City time) on the Expiration Date, provided that, to the extent exercisable, all of the A-1 Warrants issued to the original purchaser of such B-1 Warrant have been exercised in full either by such purchaser or such purchaser's transferee permitted by the terms of the A-1 Warrant.
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: February 14, 2025

FAIRMOUNT FUNDS MANAGEMENT LLC

By: /s/ Peter Harwin /s/Tomas Kiselak
Name: Peter Harwin Tomas Kiselak
Title: Managing Member Managing Member

FAIRMOUNT HEALTHCARE FUND II L.P.
By: Fairmount Healthcare Fund II GP LLC

By: /s/ Peter Harwin /s/Tomas Kiselak
Name: Peter Harwin Tomas Kiselak
Title: Member Member

PETER HARWIN

By: /s/ Peter Harwin

TOMAS KISELAK

By: /s/Tomas Kiselak

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (02/14/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (02/14/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Member (02/14/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Member (02/14/2025)
- Peter Harwin: /s/ Peter Harwin, Peter Harwin (02/14/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (02/14/2025)